Exhibit (e)(1)

Transactions with Directors and Management

Until March 2019, the Company purchased insurance coverage for workers’ compensation, property and excess liability with another company controlled by the Gidwitz Family to minimize insurance costs and to obtain other more favorable terms. The cost of such insurance is allocated based upon a formula that considers, among other things, nature of risk, loss history and size of operations. From time to time, the Company will advance payments to the insurance carriers on behalf of the other company. The Company invoices the other company its respective share of each payment. During fiscal 2018, the other company generally paid its respective share within thirty days of the date the Company invoiced them. The Company’s participation in this arrangement has, in management’s opinion, resulted in significant savings to the Company in terms of the cost of insurance premiums and other related charges. As affiliates, Bee Street and the Company are insured under a joint program of directors and officers insurance.

The Company leases office space at 440 South LaSalle Street, Chicago, Illinois that is used as its corporate headquarters. The Company subleases some of the office space to two companies controlled by the Gidwitz Family as well as one of the Company’s directors. The lease expense is allocated using a formula based primarily upon the square footage occupied by each of the tenants. Common space within the office is allocated based upon the ratio of the square footage occupied by each of the tenants to the total square footage under lease. In management’s opinion, the Company participation in this lease arrangement has resulted in its ability to lease space at more favorable rates than had it sought to lease a smaller space on its own.

Theodore R. Tetzlaff has served as a director of the Company since 1981. Mr. Tetzlaff formed Tetzlaff Law Offices, LLC in April 2012 and has been engaged to represent the Company in various legal matters since that time. During the 2018 and 2019 fiscal years, the Company was billed approximately $474,000 and $826,210, respectively, for services provided by Tetzlaff Law Offices, LLC.